

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Michael Larson
Chief Financial Officer
Illinois Tool Works, Inc.
155 Harlem Avenue
Glenview, IL 60025

> **Re: Illinois Tool Works, Inc.**
> **Form 10-K For the Year Ended December 31, 2022**
> **Filed on February 10, 2023**
> **File No. 001-04797**

Dear Michael Larson:

We issued comments to you on the above captioned filing on November 7, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 19, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology